UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒                      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011.

OR

☐                         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER: 001-15405

A.                            FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

AGILENT TECHNOLOGIES, INC.

401(K) PLAN

B.                            NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

AGILENT TECHNOLOGIES, INC.

5301 STEVENS CREEK BOULEVARD

SANTA CLARA, CALIFORNIA 95051

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Agilent Technologies, Inc. 401(k) Plan

We have audited the financial statements of the Agilent Technologies, Inc. 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and for the years then ended, as listed in the accompanying table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 21, 2012

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)

	December 31,
	2011	2010

Assets:
Investments, at fair value	$1,753,021	$1,651,939

Receivables:
Notes receivable from participants	13,106	11,396
Receivable from broker for securities sold	309	494

Total receivables	13,415	11,890

Total assets	1,766,436	1,663,829

Liabilities:
Accrued fees payable	83	142
Payable to broker for securities purchased	476	195

Total liabilities	559	337

Net assets available for benefits at fair value	1,765,877	1,663,492

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,811)	(5,990)

Net assets available for benefits	$1,757,066	$1,657,502

See accompanying notes to financial statements.

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)

	Years ended
	December 31,
	2011	2010

Additions (deductions) to net assets attributed to:
Investment and other income:
Dividends and interest	$35,770	$30,946
Net realized and unrealized appreciation (depreciation) in fair value of investments	(62,994)	164,055

	(27,224)	195,001

Contributions:
Participants'	70,416	65,089
Employer's	24,143	21,554

	94,559	86,643

Total additions	67,335	281,644

Deductions from net assets attributed to withdrawals and distributions	117,301	143,315

Net increase (decrease) prior to transfers	(49,966)	138,329

Transfer of assets to the Plan	149,530	-

Net increase in net assets	99,564	138,329

Net assets available for benefits:
Beginning of year	1,657,502	1,519,173

End of year	$1,757,066	$1,657,502

See accompanying notes to financial statements.

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Agilent Technologies, Inc. 401(k) Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 2000 by Agilent Technologies, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document.  The Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code of 1986 (the Code), as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Company intends that the Plan be qualified pursuant to Sections 401(a) and 401(k) of the Code.

During 2010, the Company acquired Varian, Inc.  The former employees of Varian, Inc. retained by the Company became eligible to participate in the Plan as of November 1, 2010.

Administration - The Board of Directors of the Company has appointed a Benefits Committee (the Committee) with certain authority to manage the policy, design and administration of the Plan.  The Company has contracted with Fidelity Management Trust Company (Fidelity) to act as the trustee and an affiliate of Fidelity to process and maintain the records of participant data.  Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments valuation and income recognition - Investments of the Plan are held by Fidelity, as trustee, and invested based solely upon instructions received from participants.

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment to fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

Notes receivable from participants - Notes receivable from participants (notes receivable) are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated June 11, 2009.  The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  No uncertain positions have been identified that would require recognition of a liability (or asset) or disclosure in the financial statements as of December 31, 2011.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan, including the Company’s common stock.  Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.  Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Recent accounting pronouncements - In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).  ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs).  Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820.  In addition, ASU 2011-04 requires additional fair value disclosures.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  The Plan’s management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Subsequent events - The Plan has evaluated subsequent events through June 21, 2012, which is the date the financial statements were available to be issued.

NOTE 2 - STABLE VALUE FUND

Stable Value Fund - The Stable Value Fund’s objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit.  To achieve this, the Stable Value Fund invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments.  However, there is no assurance that this objective can be achieved.

The Plan’s Stable Value Fund is composed primarily of investments in bank collective funds and synthetic investment contracts (synthetic GICs).  Since the Stable Value Fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investments included in the Stable Value Fund.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  Synthetic GICs consist of various contracts with banks or other institutions which provide for fully benefit-responsive withdrawals and transfers by Plan participants in the Stable Value Fund at contract value.  The fund requires 30 days advance written notice prior to redemption at the Plan level.

The Plan’s synthetic GICs consist of the following (in thousands):

As of December 31, 2011:

Carrier Name	Major credit ratings	Year-end contract value	Investments at fair value(1)	Investment contracts at fair value	Adjustments to contract value(2)

Synthetic GICs
Bank of America, N.A.	A/A2/A	$29,533	$30,713	46	$(1,225)
Natixis Financial Products Inc.	A+/Aa3/A+	65,616	68,719		(3,103)
JPMorgan Chase Bank	A+/Aa1/AA-	29,561	30,740	173	(1,352)
Monumental Life Insurance Co.	AA-/A1/AA-	65,587	68,695	23	(3,131)

Total		$190,297	$198,867	$242	$(8,811)

(1)   Note: Total year-end contract value and investments at fair value do not include assets held in cash, which are $42,887,096 as of December 31, 2011.

(2)   Adjustments from fair value to contract value for fully benefit-responsive investment contracts.

As of December 31, 2010:

Carrier Name	Major credit ratings	Year-end contract value	Investments at fair value(3)	Investment contracts at fair value	Adjustments to contract value(4)

Synthetic GICs
Bank of America, N.A.	A+/Aa3/A+	$29,060	$29,904		$(844)
Natixis Financial Products Inc.	A+/Aa3/A+	63,338	65,329		(1,991)
JPMorgan Chase Bank	AA-/Aa1/AA-	29,077	29,919	$153	(995)
Monumental Life Insurance Co.	AA-/A1/AA-	63,321	65,314	167	(2,160)

Total		$184,796	$190,466	$320	$(5,990)

(3)   Note: Total year-end contract value and investments at fair value do not include assets held in cash, which are $13,760,021 as of December 31, 2010.

(4)   Adjustments from fair value to contract value for fully benefit-responsive investment contracts.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the contract issuer, but it may not be less than zero.  Such interest rates are reviewed on a periodic basis for resetting.  The relationship of future crediting rates and the adjustment to contract value reported on the statements of net assets available for benefits is provided through the mechanism of the crediting rate formula.  The difference between the contract value and the fair value of the investments of each contract is periodically amortized into each contract’s crediting rate.  The amortization factor is calculated by dividing the difference between the fair value of the investment and the contract value of the duration of the bond portfolio covered by the investment contract.

The average yields on the fund are as follows for the years ended December 31:

	2011	2010

Average yields:
Based on actual earnings	2.77%	3.27%
Based on interest rate credited to participants	2.67%	3.17%

The key factors that could influence future interest crediting rates include, but are not limited to:  (1) the Plan’s cash flows, (2) changes in interest rates, (3) total return performance of the fair market value bond strategies underlying each synthetic GIC contract, (4) default or credit failures of any of the securities, investment contracts or other investments held in the fund or (5) the initiation of an extended termination of one or more of the synthetic GIC contracts by the contract issuer.

Certain employer initiated events or other external events not initiated by Plan participants will limit the ability of the Plan to transact at contract value with the issuer.  Such events include but are not limited to, the following:  (1) the Plan’s failure to qualify under the Internal Revenue Code of 1986, as amended, (2) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (3) changes to the Plan’s prohibition on competing investment options or establishment of a competing plan by the Plan sponsor, (4) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (5) events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.  The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The synthetic GICs do not permit the contract issuer to terminate the agreement prior to the scheduled maturity date unless there is a breach in contract which is not corrected within the specified cure period.

NOTE 3 - FAIR VALUE MEASUREMENTS

The fair value measurements standard establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under the standard are described below:

Basis of fair value measurement

Level 1 - Unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2 - Quoted prices for similar assets in active markets; quoted prices for identical or similar assets in inactive markets; inputs other than quoted prices that are observable for the asset; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Bank collective funds:  Investments are stated at value determined as of the close of regular trading.  Debt securities are valued by independent pricing services approved by the trustee of the fund.  If the pricing services are unable to provide valuations, the securities are valued at the most recent bid quotation or evaluated price, as applicable, obtained from a broker-dealer.

Wrapper contracts:  Valued at replacement cost methodology.

Collective trust fund:  Valued at fair value based on the underlying investments as traded in an exchange or active market.

Mutual funds and money market funds:  Valued at the net asset value of shares held by the Plan at year end.

Common stocks:   Valued at the closing price reported on the active market on which the individual securities are traded.  The common stocks are included in an authorized fund that is separately managed.

Employer stock:  Valued at the closing price reported on the active market on which the employer stock is traded.  The employer stock is included in a unitized fund that is separately managed.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy, the Plan’s assets at fair value, as of December 31, 2011 and 2010.

Investment Assets at Fair Value as of December 31, 2011

(in thousands)

Description	Level 1	Level 2	Level 3	Total

Mutual funds:
Index funds	$271,836			$271,836
Balanced funds	191,071			191,071
Growth funds	568,015			568,015
Fixed income	175,137			175,137
Other funds	5,530			5,530
Total mutual funds	1,211,589			1,211,589

Common stocks:
Industrial	1,906			1,906
Telecommunications	847			847
Consumer	6,754			6,754
Financial institutions	2,742			2,742
Energy	4,889			4,889
Media	1,548			1,548
Pharmaceuticals	3,141			3,141
Technology	3,627			3,627
Other	1,050			1,050
Total common stocks	26,504			26,504

Bank collective funds:
Index funds		$134,975		134,975
U.S. government securities		45,790		45,790
Guaranteed investment contract		198,867		198,867
Wrapper contracts			$242	242
Total bank collective funds		379,632	242	379,874

Collective trust fund		25,515		25,515
Employer stock	65,611			65,611
Money market funds	43,928			43,928
Total assets at fair value	$1,347,632	$405,147	$242	$1,753,021

Investment Assets at Fair Value as of December 31, 2010

(in thousands)

Description	Level 1	Level 2	Level 3	Total

Mutual funds:
Index funds	$236,197			$236,197
Balanced funds	158,077			158,077
Growth funds	612,615			612,615
Fixed income	148,384			148,384
Other funds	5,679			5,679
Total mutual funds	1,160,952			1,160,952

Common stocks:
Industrial	3,626			3,626
Telecommunications	1,429			1,429
Consumer	6,255			6,255
Financial institutions	3,231			3,231
Energy	4,151			4,151
Media	1,924			1,924
Pharmaceuticals	2,594			2,594
Technology	2,801			2,801
Other	1,246			1,246
Total common stocks	27,257			27,257

Bank collective funds:
Index funds		$111,517		111,517
U.S. government securities		36,096		36,096
Guaranteed investment contract		190,466		190,466
Wrapper contracts			$319	319
Total bank collective funds		338,079	319	338,398

Collective trust fund		25,543		25,543
Employer stock	85,403			85,403
Money market funds	14,386			14,386
Total assets at fair value	$1,287,998	$363,622	$319	$1,651,939

NOTE 4 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by an affiliate of Fidelity, the trustee of the Plan.  Any purchases and sales of these funds are performed in the open market at fair value.  Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the Agilent Technologies Stock Fund (the Fund), which is primarily invested in shares of Company common stock.  Investments in the Fund are at the direction of the Plan participants.  Participants are not permitted to allocate more than 25% of their total contributions, including Company matching contributions, to the Fund and the maximum amount of the participant’s account balance that can be allocated to the Fund is limited to 25% of the participant’s account.  The shares of Company common stock are traded in the open market.

Effective January 1, 2013, the Plan will limit a participant’s total investment in the Fund to no more than 25% of the participant’s total 401(k) Plan account balance.  Any amount that exceeds this limit will be liquidated and the proceeds will be transferred to the fund designated as the Plan’s default fund if the participant does not designate a specific fund.

The number of shares of the Company common stock in the Fund was 1,878,354 and 2,061,373 as of December 31, 2011 and 2010, respectively.  The fair value of the Company common stock included in the Fund was approximately $65,611,000 and $85,403,000 at December 31, 2011 and 2010, respectively.  The Fund assigns units of participation to those participants with account balances in the Fund.  The total number of units in the Fund at December 31, 2011 and 2010 was 2,558,749 and 2,798,412, respectively, and the net unit value was $25.91 and $30.70, respectively, at these dates.  The Fund is composed primarily of Company common stock purchased on the open market.  The Fund also includes a minor investment in the Fidelity Institutional Money Market Fund.

NOTE 5 - PARTICIPATION AND BENEFITS

Eligibility - Employees who are eligible to participate in the Plan include those employees of the Company and its designated domestic subsidiaries who are on the U.S. dollar payroll and who are employed as regular full-time or regular part-time employees of the Company.  There is no waiting period for eligibility.

Participant contributions - Upon initially becoming an eligible employee, a participant is deemed to have elected a 3% deferral effective on the first day of commencement of participation, unless that employee makes a change to that election in the manner prescribed by the Plan.  Participating employees can elect to have the Company contribute up to 50% of their eligible pre-tax or after-tax compensation, not to exceed the amount allowable under the Plan document and current income tax regulations.  Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable or taxed compensation.  Contributions withheld are invested in accordance with the participant’s direction.  The Plan also allows eligible participants to make a catch-up contribution up to the maximum allowed under current income tax regulations.

Participants are also allowed to make rollover contributions of eligible distributions received from other tax-qualified employer-sponsored retirement plans.  Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company makes matching contributions as required by the Plan document.  In 2011 and 2010, the Company matched 100% of the employee’s salary deferral for the first 3% of employee’s eligible pre-tax and/or taxed compensation, and 50% of the employee’s salary deferral for the next 2% of employee’s eligible pre-tax or taxed compensation.  The Company matching contribution was deposited into the individual employee’s Plan account after the end of each pay period.

Participant salary deferrals and Company contributions in 2011 and 2010 have been made in cash for all funds; however, Company contributions may be made in either cash or common stock of the Company.  No Company contributions have been made in the form of common stock of the Company in 2011 and 2010.

Vesting - Participants are 100% vested in their salary deferrals of eligible pre-taxed or taxed compensation, rollover contributions, and Company matching contributions, subject to the terms of the Plan.

Participant accounts - Each participant’s account is credited with the participant’s salary deferrals of eligible pre-taxed or taxed compensation, Plan earnings or losses and an allocation of the Company’s matching contribution.  Allocation of the Company’s matching contribution is based on participant salary deferrals of eligible pre-taxed or taxed compensation, as defined in the Plan.

Participants can transfer their invested funds among the available investment options and/or change the investment of their future contributions as often as desired.  These transfers and changes must be made in whole percent increments.  Initial contributions for new hires are automatically invested in the retirement age-appropriate Vanguard Target Retirement Fund, the fund designated as the Plan default fund until the participant makes a change to that investment election.

Payment of benefits - Upon termination of employment, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s interest in their account in the form of rollovers or payments in cash and Company stock.  The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $1,000.

Notes receivable from participants - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance.  The notes receivable are secured by the participant’s balance.  Such notes receivable bear interest at a rate fixed at the time of the loan at the prime rate plus one-half percent and must be repaid to the Plan between one year and four years.  Generally, notes receivable are repaid semi-monthly via automatic payroll deduction.  The Plan allows terminated participants to electronically continue to repay their notes receivable after termination of employment.  The specific terms and conditions of such notes receivable are established by the Committee.  Outstanding notes receivable at December 31, 2011 carry interest rates ranging from 3.75% to 9.25%.

NOTE 6 - MERGERS & TRANSFERS

On February 28, 2011, the Varian, Inc. Retirement Plan was merged into the Plan and assets totaling approximately $150 million were transferred from the Varian, Inc. Retirement Plan into the Plan.

NOTE 7 - INVESTMENTS

The following table is a summary of the fair values of investments and investment funds that represent 5% or more of the Plan’s net assets at December 31 (in thousands):

	2011	2010

Pyramid Intermediate Fixed Income Fund	$137,414	$130,643
Fidelity Contrafund	196,331	217,448
Fidelity Magellan Fund	100,561	131,070
Fidelity Low-Priced Stock Funds	111,194	113,387
Templeton Foreign Fund A	*	85,113
PIMCO Total Return Fund	175,137	148,384
Agilent Technologies, Inc. Common Stock	*	85,403
Vanguard Institutional Index Plus Fund	195,582	164,893

*Less than 5% of the Plan’s net assets at year end

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year appreciated (depreciated) in value as follows for the years ended December 31 (in thousands):

	2011	2010

Common stock	$(11,881)	$25,871
Bank collective funds	(1,395)	9,294
Collective trust funds	(1,314)	5,191
Mutual funds	(48,404)	123,699

	$(62,994)	$164,055

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31,
	2011	2011

Net assets available for benefits per the financial statements	$1,757,066	$1,657,502
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	8,811	5,990

Net assets available for benefits at fair value per the Form 5500	$1,765,877	$1,663,492

As described in Note 1, fully benefit-responsive investment contracts are reported at fair value in the Form 5500 and are reported at contract value in the financial statements.

The following is a reconciliation of the affected components of the changes in net assets available for benefits per the financial statements to the Form 5500 (in thousands) for the year ended December 31, 2011:

	Amount per the financial statements	Adjustment to fair value	Amount per the Form 5500

Net realized and unrealized depreciation of assets	$(62,994)	$2,821	$(60,173)

NOTE 9 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

AGILENT TECHNOLOGIES, INC.	EIN: 77-0518772
401(k) PLAN	PLAN #003
PLAN SPONSOR: AGILENT TECHNOLOGIES, INC.

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS YEAR ENDED DECEMBER 31, 2011

	Totals that constitute nonexempt prohibited transactions			Corrected in
Participant contributions transferred late to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	accordance with the principles of VFCP and PTE 2002-51

$435		$435		$435

AGILENT TECHNOLOGIES, INC.	EIN: 77-0518772
401(k) PLAN	PLAN #003

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

	Identity of issue, borrower,	Description of investment including maturity date,	Current
	lessor or similar party	rate of interest, collateral, par or maturity value	value

	Stable Value Fund Holdings:
*	Money Market	Money Market Fund	$42,887,096

	Pyramid Intermediate Fixed Income Fund	Bank Collective Fund	137,414,206
	Pyramid Intermediate Managed Maturing Fund	Bank Collective Fund	41,399,645
	Pyramid Short Managed Maturing Fund	Bank Collective Fund	20,052,731
	Total bank collective funds		198,866,582

	Monumental life Insurance Co	Wrapper Contracts	23,246
	JP Morgan Chase Bank	Wrapper Contracts	173,445
	Bank of America, N.A.	Wrapper Contracts	45,480
	Total investment contracts at fair value		242,171

	Total fair value of underlying assets of Stable Value Fund		241,995,849

	BlackRock US Debt Index Fund	Bank Collective Fund	54,179,601
	BlackRock EAFE Equity Index Fund	Bank Collective Fund	80,795,359
	State Street Global Advisors TIPS Fund	Bank Collective Fund	45,789,961
	Harbor Capital Appreciation Fund	Mutual Fund	46,488,403
	Templeton Foreign Fund A	Mutual Fund	75,394,487
	PIMCO Total Return Fund	Mutual Fund	175,137,070
	Domini Social Equity Fund	Mutual Fund	5,530,132
	Goldman Sachs US Small Cap Value Equity Fund	Mutual Fund	38,045,628
	Copper Rock Small Cap Growth Collective Trust Fund	Collective Trust Fund	25,515,603
*	Fidelity Institutional Money Market Fund	Money Market Fund	710,703
*	Agilent Technologies, Inc. common stock	Common Stock	65,610,905
*	Fidelity Magellan Fund	Mutual Fund	100,561,250
*	Fidelity Contrafund	Mutual Fund	196,330,836
*	Fidelity Low-Priced Stock Fund	Mutual Fund	111,194,144
	Vanguard Extended Market Index Fund	Mutual Fund	76,254,591
	Vanguard Institutional Index Plus Fund	Mutual Fund	195,581,654
	Vanguard Target Retirement Income Fund	Mutual Fund	4,680,070
	Vanguard Target Retirement 2005 Fund	Mutual Fund	3,660,297
	Vanguard Target Retirement 2010 Fund	Mutual Fund	16,392,689
	Vanguard Target Retirement 2015 Fund	Mutual Fund	30,223,628
	Vanguard Target Retirement 2020 Fund	Mutual Fund	41,257,590
	Vanguard Target Retirement 2025 Fund	Mutual Fund	33,720,391
	Vanguard Target Retirement 2030 Fund	Mutual Fund	20,885,381
	Vanguard Target Retirement 2035 Fund	Mutual Fund	17,055,859
	Vanguard Target Retirement 2040 Fund	Mutual Fund	13,819,800
	Vanguard Target Retirement 2045 Fund	Mutual Fund	5,492,314
	Vanguard Target Retirement 2050 Fund	Mutual Fund	3,674,240
	Vanguard Target Retirement 2050 Fund	Mutual Fund	208,424

	AllianceBernstein U.S. Value Equities Portfolio:
*	Fidelity Institutional Money Market Fund	Money Market Fund	330,128

	Abbott Laboratories	Common Stock	73,099
	Accenture Plc Cl A	Common Stock	50,568
	Ace Ltd	Common Stock	178,806
	Advanced Semicon Engr	Common Stock	102,094
	Aetna Inc	Common Stock	65,395
	Altria Group Inc	Common Stock	486,260
	American Electric Power Co	Common Stock	140,454
	Anadarko Petroleum Corp	Common Stock	118,312

AGILENT TECHNOLOGIES, INC.	EIN: 77-0518772
401(k) PLAN	PLAN #003

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of issue, borrower,	Description of investment including maturity date,	Current
lessor or similar party	rate of interest, collateral, par or maturity value	value

Apollo Group Inc	Common Stock	220,867
Apple Inc	Common Stock	263,250
Applied Materials Inc	Common Stock	315,945
Astrazeneca Plc Spons Adr	Common Stock	460,586
AT&T Inc.	Common Stock	326,592
Atmos Energy Corp	Common Stock	163,415
Bank of America Corp	Common Stock	58,936
Berkshire Hathaway CL B	Common Stock	83,930
Big Lots Inc	Common Stock	173,696
BP Plc Spon Adr	Common Stock	457,318
Caterpillar Inc	Common Stock	117,780
CBS Corp	Common Stock	62,422
Centerpoint Energy Inc	Common Stock	136,612
CenturyLink Inc	Common Stock	520,800
Chevron Corp	Common Stock	542,640
Chubb Corp	Common Stock	81,333
Cisco Systems Inc	Common Stock	341,712
CIT Group	Common Stock	230,142
Citigroup Inc	Common Stock	626,178
CMS Energy Corp	Common Stock	238,464
Coach Inc	Common Stock	24,416
Coca Cola Co	Common Stock	104,955
Conagra Foods Inc	Common Stock	150,480
ConocoPhillips	Common Stock	196,749
Constellation Brands CL A	Common Stock	243,906
Corning Inc	Common Stock	268,686
CSX Corp	Common Stock	44,226
Dell Inc	Common Stock	108,262
Delta Air Inc	Common Stock	192,542
Devon Energy Corp	Common Stock	282,100
DirectTV CL A	Common Stock	243,732
Dow Chemical Co	Common Stock	120,792
DTE Energy Co	Common Stock	304,920
Edison Intl	Common Stock	107,640
Exxon Mobil Corp	Common Stock	542,464
Ford Motor Co	Common Stock	222,732
Gamestop Corp	Common Stock	86,868
Gannett Inc	Common Stock	184,506
General Dynamics Corp	Common Stock	33,205
General Electric Co	Common Stock	668,043
General Mills Inc	Common Stock	312,158
Gilead Sciences Inc	Common Stock	331,533
Goldman Sachs Group Inc	Common Stock	153,731
Great Plains Energy Inc	Common Stock	78,408
Health Net Inc	Common Stock	170,352
Helmerich & Payne Inc	Common Stock	81,704
Hewlett-Packard Co	Common Stock	561,568
Home Depot Inc	Common Stock	147,140
Ingersoll Rand Co CL A	Common Stock	143,209
Intel Corp	Common Stock	400,125
Interpublic Group of Cos	Common Stock	79,786
Intl Bus Mach Corp	Common Stock	128,716
Johnson & Johnson	Common Stock	813,192
JPMorgan Chase & Co	Common Stock	648,375
Kimberly Clark Corp	Common Stock	40,458

AGILENT TECHNOLOGIES, INC.	EIN: 77-0518772
401(k) PLAN	PLAN #003

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of issue, borrower,	Description of investment including maturity date,	Current
lessor or similar party	rate of interest, collateral, par or maturity value	value

Kroger Co	Common Stock	319,704
Lam Research Corp	Common Stock	207,312
Lear Corp New	Common Stock	199,000
Legg Mason Inc	Common Stock	69,745
Limited Brancs Inc	Common Stock	183,593
Lorillard Inc	Common Stock	353,400
Lowes Cos Inc	Common Stock	236,034
LyondellBasell Inds Class	Common Stock	266,418
Macys Inc	Common Stock	157,682
Marathon Oil Corp	Common Stock	365,875
Marathon Petroleum Corp	Common Stock	277,972
McDermott Intl Inc	Common Stock	72,513
McDonalds Corp	Common Stock	50,165
McGraw-Hill Co	Common Stock	157,395
McKesson Corp	Common Stock	25,321
Merck & Co Inc New	Common Stock	441,090
MGM Resorts International	Common Stock	155,407
Micron Technology Inc	Common Stock	251,600
Microsoft Corp	Common Stock	288,156
Moodys Corp	Common Stock	212,184
Morgan Stanley	Common Stock	198,203
Newell Rubbermaid Inc	Common Stock	104,975
Newmont Mining Corp	Common Stock	39,006
News Corp Ltd CL A	Common Stock	146,288
Nike Inc	Common Stock	48,185
Nisource Inc	Common Stock	88,097
Northrop Grumman Corp	Common Stock	277,780
NV Energy Inc	Common Stock	230,535
NVR Inc	Common Stock	82,320
Oracle Corp	Common Stock	120,555
Parker Hannifin Corp	Common Stock	114,375
Pfizer Inc	Common Stock	1,021,408
Philip Morris Intl Inc	Common Stock	215,820
PNC Fin Services Group	Common Stock	34,602
PPG Industries Inc	Common Stock	18,785
Procter & Gamble Co	Common Stock	520,338
Regions Financial Corp	Common Stock	12,900
Reynolds American Inc	Common Stock	52,810
Ross Stores Inc	Common Stock	114,072
Royal Dutch Shell Sp	Common Stock	177,463
Safeway Inc New	Common Stock	16,832
Seagate Technology	Common Stock	91,840
State Street Corp	Common Stock	80,620
Target Corp	Common Stock	46,098
Time Warner Cable	Common Stock	324,207
Transocean Ltd	Common Stock	214,984
Travelers Companies Inc	Common Stock	390,522
TRW Automotive Hldgs Corp	Common Stock	195,600
Tyco Intl Ltd	Common Stock	107,433
Tyson Foods Inc	Common Stock	280,704
UGI Corp New	Common Stock	24,990
Union Pacific Corp	Common Stock	63,564
UnitedHealth Group Inc	Common Stock	483,994
Valero Energy Corp	Common Stock	45,257
Viacom Inc CL B	Common Stock	349,657

AGILENT TECHNOLOGIES, INC.	EIN: 77-0518772
401(k) PLAN	PLAN #003

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

	Identity of issue, borrower,	Description of investment including maturity date,	Current
	lessor or similar party	rate of interest, collateral, par or maturity value	value

	Visa Inc	Common Stock	126,912
	Wellpoint Inc	Common Stock	462,094
	Wells Fargo & Co	Common Stock	416,156
	XL Group Plc	Common Stock	13,839

	Total fair value of common stock		26,503,671

	Total fair value of underlying assets of AllianceBernstein U.S. Value Equities		26,833,799

*	Notes receivable from participants	Interest rates ranging from 3.75% to 9.25%	13,106,561

		Total	$1,766,127,219

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AGILENT TECHNOLOGIES, INC.

Dated: June 21, 2012	By:	/s/ NEIL P. DOUGHERTY
Neil P. Dougherty
Vice President, Treasurer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Mohler, Nixon & Williams Accountancy Corporation